Darin Smith Lead Director and Associate General Counsel (tele no.) (319) 573-2676
1290 Avenue of the Americas New York, NY 10104

December 10, 2015

VIA EDGAR

Elisabeth Bentzinger, Esq.

United States Securities and Exchange Commission

Office of Insurance Products

Division of Investment Management

Mail Stop 8629

Washington, DC 20549-8629

Re:	AXA Equitable Life Insurance Company
Initial Registration Statement on Form S-3

File No. 333-207258

Separate Account No. 49 of AXA Equitable Life Insurance Company

Initial Registration Statement on Form N-4

File Nos. 333-207256; 811-07659

Dear Ms. Bentzinger:

The purpose of this letter is to provide a response to one of the written comments (Comment 26) you provided with respect to the above-referenced filings for AXA Equitable Life Insurance Company (the “Company”). Based on our discussion concerning Comment 26, the Company wanted to respond as soon as possible. The Company will respond to the other comments under separate cover. For your convenience, I have restated Comment 26 below, and followed that comment with the Company’s response.

Contract Features and Benefits – Right to Cancel Within a Certain Number of Days (p. 36)

26.	Free Look. Upon cancellation of the Contract, the Company will refund the full amount of the contribution in certain states or if the Contract is an IRA. Please revise the disclosure to state that the Company will return the “greater of” the contribution or account value in all circumstances, or explain supplementally how refunding the contribution satisfies the requirement under Section 27(i)(2)(A) of the 1940 Act that the Contract be a redeemable security, particularly when the amount of contributions is less than account value.

Response: Before beginning the Company’s substantive response to Comment 26 two points of clarification are in order. First, the Company understands the Staff’s comment to only apply to IRA contracts revoked within seven (7) days and contracts cancelled pursuant to state right to cancel laws that require a return of contributions or premiums. Second, the Staff’s comment requested the Company to “revise the disclosure to state that the Company will return the “greater of” the contribution or account value….” The redeemability requirements reference by the Staff in the comment only require the Company to return “cash value” not “account value” as those terms are used in this contract. See “Definitions of Key Terms” in the prospectus.

Accordingly, the Company understands the comment to request the Company to “revise the disclosure to state that the Company will return the “greater of” the contribution or cash value…” in the applicable instances and will respond to the comment as if the Staff had so requested. A strict interpretation of the written comment would otherwise lead to the Company being held to a higher standard than what is required by Section 27(i)(2)(A).

We respectfully object to the Staff’s comment, based on the following:

(1)	The Contract at all times Satisfies the Requirement under Section 27(i)(2)(A) of the 1940 Act that the Contract must be a Redeemable Security.

Consistent with Section 27(i)(2)(A), the contract owner is able to surrender the contract and receive the contract’s cash value at any time. A contract owner’s right to free look the contract is in addition to, and not in place of, the right to request a partial withdrawal or full surrender of the contract for its cash value at any time.

In general, the prospectus states:

You may surrender your contract to receive its cash value at any time while an owner is living (or for contracts with non-natural owners, while the annuitant is living) and before you begin to receive annuity payments. For a surrender to be effective, we must receive your written request and your contract at our processing office. We will determine your cash value on the date we receive the required information. (emphasis added)

A contract owner’s right to surrender their contract for its cash value at any time, includes any time during the state mandated Free Look Cancellation Right (“Free Look”) period. In fact, based on similar historical Staff comments to other registration statements, the Company agreed to include disclosure about the contract owner’s ongoing right to surrender during the Free Look period, in the Free Look section of the prospectus.

Specifically, the prospectus states:

In addition to the cancellation right described above, you have the right to surrender your contract, rather than cancel it. Please see “Surrendering your contract to receive its cash value” in “Accessing your money” later in this Prospectus. Surrendering your contract may yield results different than canceling your contract, including a greater potential for taxable income. In some cases, your cash value upon surrender may be greater than your contributions to the contract.

Accordingly, the availability of the right to Free Look the contract does not moot the ongoing availability of the right to redeem the contract at any time, in accordance with Section 27(i)(2)(A).

This disclosure, which was adopted in consultation with the Staff to address the Staff’s concerns about redeemability, underscores the ongoing availability of a full surrender during the Free Look period. It also assists a contract owner in making an informed decision regarding whether to exercise his or her right to surrender or Free Look the contact. As discussed below, the benefit of taking the cash value versus the contribution amount during the Free Look period is likely theoretical.

(2)	There are Fundamental Differences between the Surrender of a Contract and the Exercise of a Free Look Right.

As a basic premise, we respectfully submit that the Free Look amount required by states to be returned to a contract owner upon cancelling a contract differs from the amount required to be returned pursuant to federal redeemability requirements upon surrendering a contract. The Free Look, which is not a redemption, is grounded in policy decisions made on a state by state basis, and such decisions should not be subject to revision on an ad hoc basis one new insurance contract at a time.

As background, the availability of the Free Look and its operation is dictated by state legislation, based on underlying policy considerations of state legislators. Each state specifies the Free Look amount and the time frame the contract owner has to exercise the right.

Some states require that contract owners get their contribution back upon cancelling the contract within the state prescribed Free Look period (“ROP” states). For example, Massachusetts law provides for a Free Look right that requires return of premium. See, e.g., Mass. Gen. Laws Ann., chapter 175, section 187H (“owner of the policy shall be permitted to cancel said policy within ten days of its delivery. . . [and] any premium paid shall be refunded and the policy shall be deemed void from the beginning”).

Other state legislatures have determined that upon exercise of the cancellation right the owner should receive their account value instead of their contribution, even if the account value is less than the contribution. Finally, most (if not all states) do not allow the deduction of withdrawal charges upon exercise of the cancellation right, presumably in recognition that the contract is being voided. In effect, it is as if the contract was never issued, as opposed to surrendered.

Unlike the surrender of a contract, the exercise of a Free Look right effectively voids the contract and treats it as never having been issued. There are important differences between a surrender and a Free Look in terms of who can receive the contract proceeds and the tax treatment of such proceeds.

These differences are readily apparent in a 1035 exchange of a non-qualified contract, which represent a significant portion of variable annuity sales. For example, if AXA Equitable issues a contract in connection with a 1035 exchange from another company (“Company A”), and the contract owner subsequently exercises his or her Free Look right, AXA Equitable will send a check back to Company A payable to Company A for the benefit of the contract owner. The check is not sent to the owner. This procedure permits Company A to perform a reversal of the 1035 exchange and return the contract owner to the initial contract from Company A. This approach is consistent with the Free Look cancellation, which is designed to treat the purchase as if it had never occurred. In that same scenario, if the contract owner submitted a surrender request, the check would be sent to the contract owner payable to the contract owner. That surrender would trigger tax consequences based not only on any gains under the AXA Equitable contract but also under the Company A contract.

Similarly, in a qualified contract context (IRAs, 401(k), 403(b) and 457), surrenders may disqualify the contract where there are withdrawal or distribution restrictions. In order to preserve the tax status while exchanging contracts, direct transfer from one issuer, custodian or trustee to another similar fiduciary is required.

Finally, the Company is concerned that the “greater of” concept as expressed through the Staff’s comment is limited to only “some contract owners” (those in ROP states and IRA owners who cancel the contract within a week). Moreover, should the Company adopt the “greater of” approach in ROP states, some contract owners would get their contribution upon a Free Look, while others would get their cash value, depending on their investment allocations. The Company is concerned it could be exposed to claims of unfair discrimination by requiring the Company to return an amount that is inconsistent with state law (and contract provisions) to some but not others who void their contract.

In short, because of these important considerations, the Company should not be put in the position of assuming that a Free Look cancellation request should be treated as a surrender request simply because the payment of the cash value would be higher than the contribution.

(3)	The Company’s Free Look Disclosure (and the Operational Processes and Procedures, Training Programs and Computer Systems in Support thereof) Evolved through Staff Comment and Discussion.

As briefly mentioned above, we have responded previously to this comment in both initial and post-effective filings. See, e.g., Correspondence filings, dated July 16 and August 27, 2007, re: AXA Equitable Life Insurance Company, Separate Account No. 49, Initial Registration Statement, filed on Form N-4, File Nos. 811-07659 and 333-142414; Correspondence filing, dated December 8, 2014, re: AXA Equitable Life Insurance Company, Separate Account No. 70, File Nos. 811-22651 and 333-178750.

Notably, the Company’s Free Look provision is operationally consistent across all its variable annuity contracts. Based on comments we received from the Staff, we have developed the disclosure we have in place today, which we cite above. We have also devoted significant resources to the development of operational processes and procedures, training programs and computer systems to administer Free Look requests consistent with this disclosure and state law. Furthermore, the Company is not aware of any changes in the law that would require the Staff to now change its position with respect to this issue and thereby require the Company to (1) change its Free Look disclosure; (2) develop new operational processes and procedures to process Free Looks; (3) abandon or reprogram its systems for processing Free Looks; (4) educate its distribution partners on the modified Free Look amount; and (5) retrain its employees on Free Look processing. This “effort” will be made more difficult due to the fact that it only pertains to the exercise of the Free Look in certain states and the revocation of IRA’s for seven days.

And, last, we respectfully reiterate that taking on these considerable burdens seem unnecessary, at best, given the fact that a contract owner can surrender, as opposed to Free Look, his or her contract for its cash value at any time.

(4)	The Benefit to Investors is Uncertain While the Disruption to the Company is Significant.

We note that it is unlikely that a process whereby cash value, as opposed to the contribution, is returned to the contract owner would significantly affect the level of the contract owner payment. As noted above, the “greater of” concept would only be applicable for a subset of contracts and contract owners. In addition, the most popular share class of the Structured Capital Strategies® series includes a 5% withdrawal charge for the first contract year. Therefore, the account value, which also reflects a daily asset-based charge for investments in variable investment options, would have to increase by more than 5% during the Free Look period for the cash (surrender) value ever to be greater than the return of contribution. Moreover, while there are contracts covered by this Registration Statement that are not subject to a withdrawal charge, the likelihood of the cash value meaningfully exceeding the contribution before the end of the Free Look period is low. However, that the practical effect on the Company, as described above, is significant.

In closing, the Company believes that, in a ROP state, if the owner exercises his or her Free Look right the Company should return only the contribution, not the cash (surrender) value, even if the cash value is greater than the contribution. Nevertheless, the Company stands ready, willing and able to satisfy the redeemability requirement under Section 27(i)(2)(A) of the 1940 Act at any time the owner requests to surrender the contract. In this regard, the Company has clearly informed the owner about these two different rights and the potential effect of each, including the amounts payable. Accordingly, the owner’s decision to exercise the Free Look right should be honored, and the Company should not substitute its judgment for the owner’s and assume that he or she wants the contract surrendered instead. Finally, forcing the Company to administer the “greater of” concept in ROP states provides uncertain benefits for investors, yet conversely creates an undue burden for the Company and potentially exposes it to litigation and regulatory inquiries.

I trust that the response provided in this letter addresses your comment. If you have any questions regarding this response, please contact the undersigned at 319-573-2676. Thank you very much for your assistance with these filings.

Best regards,

/s/ Darin Smith

Darin Smith

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